Exhibit 99.1

Achilles Therapeutics Reports Third Quarter 2021 Financial Results and Recent Business Highlights

- Oral Presentation at European Society for Gene and Cell Therapy (ESGCT) demonstrated ability to generate potent anti-cancer cell therapy candidates in multiple solid tumor types -

- Society for Immunotherapy of Cancer (SITC) abstracts highlight the ability to detect, quantify and track patient-specific cNeT and generate increased cNeT doses from VELOS™ Process 2 manufacturing -

- Conference call and webcast scheduled for Friday, November 12, 2021 at 8:30am ET to review SITC presentations and provide a corporate update -

London, UK 09 November 2021 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing precision T cell therapies to treat solid tumors, today announced its financial results for the third quarter ended September 30, 2021, and recent business highlights.

“We have continued to make good progress during the third quarter and will share an update from the first eight patients across our CHIRON (non-small cell lung cancer, or NSCLC) and THETIS (melanoma) studies at the upcoming SITC meeting. Our unique ability to accurately quantify the tumor reactive component of each product and to track clonal neoantigen reactive T cells (cNeT) in the patients post-dosing is possible through the detailed genomic analysis of the tumor and prospective clonal neoantigen targeting afforded by our proprietary bioinformatics platform. We believe this best-in-class analytical capability will be critical for the successful development of TIL-based therapies,” said Dr Iraj Ali, Chief Executive Officer of Achilles. “At SITC, we will also share details of our VELOS™ Process 2 manufacturing, which is able to routinely generate significantly higher doses of cNeT than our current Process 1. We will present further GMP scale data from VELOS Process 2 at the upcoming ESMO Immuno-Oncology Congress taking place December 8-11, 2021.”

Business Highlights

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Two abstracts for the SITC 36th Annual Meeting were published today - Poster 543, underscoring the ability to sensitively detect, quantify and track patient-specific cNeT during manufacture and post dosing, and Poster 193, highlighting our ability to generate increased doses of reactive cNeT from VELOS Process 2

•

Delivered an oral presentation at the 2021 European Society for Gene and Cell Therapy (ESGCT) Congress entitled, “Multicentre, prospective research protocol for development of a clonal neoantigen-reactive T cell therapy pipeline across multiple tumour types” highlighting the Company’s Material Acquisition Platform (MAP) and supporting the potential use of cNeT in a broad range of solid tumor indications

•

Granted US patent US 11,098,121 and European patent EP3347039B covering a method of identifying cancer patients that are likely to respond to a checkpoint inhibitor (CPI) by determining the total number of clonal neoantigens or the ratio of clonal to sub-clonal neoantigens in patients’ cancer cells

•	Enrolled the first patient in the United States at the Moffitt Cancer Center in the Phase I/IIa CHIRON clinical trial
•	In-licensed from Secarna Pharmaceuticals GmbH & Co antisense oligonucleotide technology and intellectual property for the ex vivo manufacture of a T cell pharmaceutical product

Financial Highlights

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Cash and cash equivalents: Cash and cash equivalents were $281.9 million as of September 30, 2021, as compared to $177.8 million as of December 31, 2020. The Company anticipates that its cash and cash equivalents are sufficient to fund its planned operations into the second half of 2023, including full funding of the ongoing Phase I/IIa CHIRON and THETIS clinical trials

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Research and development (R&D) expenses: R&D expenses were $10.7 million for the third quarter ended September 30, 2021, an increase of $5.4 million compared to $5.3 million for the third quarter ended September 30, 2020. R&D expenses were $30.4 million for the nine months ended September 30, 2021, an increase of $16.7 million compared to $13.7 million for the nine months ended September 30, 2020. The increase was primarily driven by increased activity related to our ongoing clinical trials and overall R&D

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General and administrative (G&A) expenses: G&A expenses were $5.0 million for the third quarter ended September 30, 2021, an increase of $2.0 million compared to $3.0 million for the third quarter ended September 30, 2020. G&A expenses were $15.3 million for the nine months ended September 30, 2021, an increase of $8.2 million compared to the $7.1 million for the nine months ended September 30, 2020. The increase was primarily driven by fees associated with the Company’s public company obligations, and an increase in headcount and related personnel costs

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Net loss: Net loss for the third quarter ended September 30, 2021 was $12.9 million or $0.34 per share compared to $8.2 million or $7.50 per share for the third quarter ended September 30, 2020. Net loss for the nine months ended September 30, 2021 was $42.9 million or $1.69 per share compared to $20.3 million or $21.16 per share for the nine months ended September 30, 2020. The decrease in loss per share is due in part to the increased number of shares following the conversion and issuance of shares from the IPO

Upcoming Events

Achilles will present at the following medical and investor conferences in November and December 2021. Additional details will be available in the Events & Presentations section of the Company’s website:

•	Society for Immunotherapy of Cancer (SITC) 36th Annual Meeting: November 10 – 14, 2021
•	Piper Sandler Annual Healthcare Conference: November 29 – December 2, 2021
•	ESMO Immuno-Oncology Congress 2021: December 8 – 11, 2021

In addition, the Company will host a live webcast and conference call on Friday, November 12, 2021 at 8:30am ET / 1:30pm UK to review the SITC presentations and provide a corporate update. The live webcast can be accessed in the Events & Presentations section of the Company’s website. The conference call dial-in numbers for investors and analysts are (833) 732-1204 (toll free within the USA), 0800 0288438 (toll free within the United Kingdom) or (720) 405-2169 (outside the USA) with the access code 4795875.

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward-Looking Statements

This press release contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Further information:

Lee M. Stern – VP, IR & External Communications

+1 (332) 373-2634

l.stern@achillestx.com

Consilium Strategic Communications
Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner
+44 (0) 203 709 5000
achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)	September 30,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$281,875	$177,849
Prepaid expenses and other current assets	16,401	9,948
Total current assets	298,276	187,797
Non-current assets:
Property and equipment, net	16,378	13,369
Operating lease right of use assets	11,938	14,740
Deferred tax assets	4	4
Restricted cash	33	—
Other assets	3,370	3,008
Total non-current assets	31,723	31,121
TOTAL ASSETS	$329,999	$218,918
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,460	$6,314
Income taxes payable	36	7
Accrued expenses and other liabilities	8,472	6,590
Operating lease liabilities-current	4,398	3,712
Total current liabilities	15,366	16,623
Non-current liabilities:
Operating lease liabilities-non-current	8,881	12,271
Other long-term liability	643	652
Total non-current liabilities	9,524	12,923
Total liabilities	24,890	29,546
Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,603,489 and 4,389,920 shares authorized, issued and outstanding at September 30, 2021 and December 31, 2020, respectively	54	6
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at September 30, 2021; Deferred shares, £0.001 par value; 30,521 shares issued and outstanding December 31, 2020	128	—
Convertible preferred shares, £0.001 par value; no shares authorized, issued and outstanding as of September 30, 2021;104,854,673 shares authorized, issued and outstanding at December 31, 2020	—	134
Additional paid in capital	400,058	234,922
Accumulated other comprehensive income	5,750	12,322
Accumulated deficit	(100,881)	(58,012)
Total shareholders’ equity	305,109	189,372
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$329,999	$218,918

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
OPERATING EXPENSES:
Research and development	$10,697	$5,291	$30,417	$13,668
General and administrative	5,041	3,009	15,318	7,140
Total operating expenses	15,738	8,300	45,735	20,808
Loss from operations	(15,738)	(8,300)	(45,735)	(20,808)
OTHER INCOME, NET:
Other income	2,806	90	2,907	529
Total other income, net	2,806	90	2,907	529
Loss before provision for income taxes	(12,932)	(8,210)	(42,828)	(20,279)
Provision for income taxes	(16)	—	(41)	—
Net loss	(12,948)	(8,210)	(42,869)	(20,279)
Other comprehensive income:
Foreign exchange translation adjustment	(7,710)	3,501	(6,572)	(3,088)
Comprehensive loss	$(20,658)	$(4,709)	$(49,441)	$(23,367)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.34)	$(7.50)	$(1.69)	$(21.16)
Weighted average ordinary shares outstanding— basic and diluted	38,261,480	1,094,543	25,329,672	958,373